Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

September 17, 2020

Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Strategas Trust, Series 1-1 Registration Statement on Form S-6 Filed September 17, 2020 File Nos.: 333-248861 and 811-23608

Dear Mr. Bartz:

On behalf of our client, Strategas Trust, we submitted to the Securities and Exchange Commission on September 17, 2020 for filing the above-referenced registration statement for the Strategas Policy Basket Portfolio, Strategas Trust, Series 1-1 (the “Trust”), a series of the Strategas Trust.

The Trust is similar to Alaia Market Linked Trust, Series 4-4 (Registration No. 333-223962), which was filed on April 11, 2018. As in Alaia Market Linked Trust Series 4-4, Series 1-1 will invest in a portfolio of stocks of companies in the S&P 500® Index identified as having the highest lobbying intensity using a proprietary methodology developed and owned by Strategas Research Partners. The actual stocks in the Series 1-1 portfolio will be identified in a subsequent filing.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

September 17, 2020

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Gus Demopoulos

Nicholas Bohnsack

Anna T. Pinedo

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